

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 12, 2009

By U.S. Mail and Facsimile

Mr. Ronald L. Foster
President, Compressco Partners GP Inc.
Compressco Partners, L.P.
101 Park Avenue, Suite 1200
Oklahoma City, OK 73102

> **Re: Compressco Partners, L.P.**
> **Registration Statement on Form S-1, Amendment No. 1**
> **Filed December 19, 2008**
> **File No. 333-155260**

Dear Mr. Foster:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Historical and Pro Forma Financial and Operating Data, page 12

1.   We note your response to our prior comment 9 concerning the modifications that are being made to your contracts. Please add in the Form S-1 disclosure that is similar in content to the response that you provided to us.

Impairment of Long-Lived Assets, page 63

2.   We have considered your response to our prior comment number 26 and note that under Statement of Financial Accounting Standards 142 and 144, the recognition and measurement of an impairment loss for goodwill and long-lived assets is not identical. We further note the reported amounts of goodwill and long-lived assets in your financial statements. Please address these specific differences, methods, assumptions and estimates underlying your critical accounting estimates for each of these asset classes. For each critical policy, discuss how accurate your estimates have been in the past, how much these estimates have changed and whether these estimates are reasonably likely to change in the next year. It may be helpful to provide separate discussions of your critical accounting policies related to goodwill and long-lived assets.

Non-Equity Incentive Awards (Cash Bonus Awards), page 89

3.   We note your response to our prior comment 36. We reissue this comment, specifically with regard to the numbers you have omitted from your disclosure: the numbers that had to be achieved in order for bonuses to be paid at the target and maximum levels, with regard to each of the three goals: (1) Compressco's actual profits before taxes; (2) Compressco's number of GasJack^{TM} units under contract at year end; and (3) Compressco's Total Reportable Incident Rate.

Security Ownership of Certain Beneficial Owners and Management, page 102

4.   Identify the person(s) having beneficial ownership (i.e. voting or investment power) of the shares held by Compressco, Inc. and Tetra International Incorporated. See Rule 13d-3 under the Exchange Act.

Note B - Pro Forma Adjustments and Assumptions (f), page F-19

5.   We note your response to our prior comment 50, in which you state the pro forma service revenue was determined based on the percentage of domestic service contracts that had not been modified as of the date of filing, contracts of Mexican customers specifically identified as having been modified and all contracts of Canadian customers. Your revised disclosures in response to our prior comment 50,

describing the adjustment to Predecessor revenues states however, that pro forma revenue is based on the percentage of GasJack units contributed. Please clarify or revise your disclosure and response, as appropriate.

6.   We have considered your response to our prior comment number 53 and note your revised disclosures on page F-19. You state a large portion of the selling, general and administrative expenses relate to the cost of service contracts. However, you have used the percentage of Predecessor GasJack units contributed to the partnership as the basis for determining the amount of pro forma selling, general and administrative costs. In order to further our understanding for the basis of this allocation, please compare:

- the percentage of GasJack units contributed versus the percentage of service contracts contributed;
- the differences between the use of each percentage as a basis for allocation; and
- why you have chosen to use the percentage of GasJack units contributed versus the percentage of service contracts contributed to allocate selling, general and administrative expenses.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Gary Newberry at (202) 551-3761, or in his absence, Shannon Buskirk at (202) 551-3717 if you have any questions regarding the accounting comments or financial statements. Please contact Norman Gholson, at (202) 551-3237 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Buskirk
       G. Newberry
       N. Gholson
       David P. Oelman, Esq. – Vinson & Elkins (by facsimile (713) 615-5861)